Exhibit 99.1

Form 51-102F3

Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(1) OF
NATIONAL INSTRUMENT 51-102 AND SECTION 5.2 OF
MULTILATERAL INSTRUMENT 61-101

1.             Name and Address of Company

Gold Reserve Inc. (“Gold Reserve” or the “Company”)
926 W. Sprague Avenue, Suite 200
Spokane, Washington
99201

2.             Date of Material Change

February 24, 2016

3.             News Release

A news release announcing the material change described herein was issued through CNW Group at Spokane, Washington on February 29, 2016, and filed on SEDAR.

4.             Summary of Material Change

The Company has entered into a Memorandum of Understanding  (the “MOU”) with the Bolivarian Republic of Venezuela (“Venezuela”) that contemplates settlement, including payment and resolution, of the arbitral award (the “Award”) granted in favor of the Company by the International Centre for Settlement of Investment Disputes in respect of the Company’s Brisas Project, the transfer of the related technical mining data previously compiled by the Company, as well as the development of the Brisas and the adjacent Cristinas gold-copper project, which will be combined  into one project (the "Brisas-Cristinas Project"), by the Company and Venezuela.

5.      Full Description of Material Change

5.1     Full Description of Material Change

The Company has entered into the MOU with Venezuela that contemplates settlement, including payment and resolution, of the Award, the transfer of the related technical mining data previously compiled by the Company, as well as the development of the Brisas-Cristinas Project by the Company and Venezuela. Under the terms proposed by the MOU, Venezuela would proceed with payment of the Award including accrued interest and enter transactional (settlement) and mixed company ("joint venture") agreements, which are expected to be executed in approximately 60 days, subject to various conditions, including without limitation receipt of all necessary regulatory and corporate approvals and the successful negotiation and execution of definitive agreements.  In addition, Venezuela would pay an amount to be agreed upon for the Company's contribution of its technical mining data to the Brisas-Cristinas Project.

Following completion of the definitive agreements, it is anticipated that Venezuela, with the Company's assistance, would work to complete the financing to fund the contemplated payments to the Company pursuant to the Award and for its mining data and US$2 billion towards the anticipated capital costs of the Brisas-Cristinas Project.  Upon payment, the Company will cease all legal activities related to the collection of the Award.

The Brisas and Cristinas properties, together with the technical data with respect to the Brisas project owned by Gold Reserve, would be transferred to a Venezuelan mixed company, which is expected to be beneficially owned 55% by Venezuela and 45% by Gold Reserve. The Company is also expected to be engaged under a technical assistance agreement to provide procurement, engineering and construction services for the project. The parties would also seek, subject to the approval of the National Executive Branch of the Venezuelan government, the creation of a Special Economic Zone providing the establishment of a special customs framework for the mixed company and other tax and economic benefits.

The combined Brisas-Cristinas Project, a gold-copper deposit located in the Kilometer 88 mining district of Bolivar State in south eastern Venezuela, when constructed, is anticipated to be the largest gold mine in South America and one of the largest in the world.

5.2     Disclosure for Restructuring Transactions

Not Applicable.

6.             Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.             Omitted Information

Not Applicable.

8.             Executive Officer

A. Douglas Belanger
President
(509) 623-1500

9.             Date of Report

March 4, 2016.

This report contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve's and its management's intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the transactions contemplated by the MOU. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

The Company cautions that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from its estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the United States Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

In addition to being subject to a number of assumptions, forward-looking statements in this release involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including without limitation the risk that the Company and Venezuela may not be able to reach agreement on definitive documentation for the transactions contemplated by the MOU, the transactions contemplated by the MOU may otherwise not be completed, Venezuela may not be able to obtain financing on favorable terms, if at all, to fund the contemplated payments to the Company pursuant to the Award and for its mining data and the anticipated capital costs of the Brisas-Cristinas Project and the approval of the National Executive Branch of the Venezuelan government to create a Special Economic zone or otherwise provide tax and other economic benefits for the activities of the mixed company contemplated by the MOU may not be obtained.

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